This Amended Pricing Sheet No. 2011-MTNDG0086 is being filed to correct the total number of Trigger PLUS issued, the “Aggregate principal amount” and the total "Price to public," "Underwriting fee" and "Proceeds to issuer."

Amended Pricing Sheet No. 2011-MTNDG0086 dated August 25, 2011 relating to
Offering Summary No. 2011-MTNDG         dated August 17, 2011
Registration Statement Nos. 333-172554 and 333-172554-01
                                                                               Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

3,488,500 Trigger PLUS Based on the S&P 500® Index due August 30, 2016
Trigger Performance Leveraged Upside SecuritiesSM
PRICING TERMS – AUGUST 25, 2011
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the Trigger PLUS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Trigger PLUS are not principal protected, you may receive an amount at maturity that is substantially less than the stated principal amount of your initial investment and could be zero.

Underlying index:	S&P 500® Index
Aggregate principal amount:	$34,885,000
Stated principal amount:	$10 per Trigger PLUS
Issue price:	$10 per Trigger PLUS (see “Underwriting fee and issue price” below)
Pricing date:	August 25, 2011
Original issue date:	August 30, 2011
Maturity date:	August 30, 2016
Payment at maturity per Trigger PLUS:	■ If the final index value is greater than the initial index value: $10 + leveraged upside payment
■ If the final index value is less than or equal to the initial index value but greater than the trigger value: $10
■ If the final index value is less than or equal to the trigger value:
($10 x index performance factor)
This amount will be less than the stated principal amount of $10 and could be zero. There is no minimum payment at maturity on the Trigger PLUS.
Index percent increase:	(final index value – initial index value) / initial index value
Index performance factor:	final index value / initial index value
Leveraged upside payment:	$10 x leverage factor x index percent increase
Initial index value:	1,159.27, the closing value of the underlying index on the pricing date
Final index value:	The closing value of the underlying index on the valuation date
Valuation date:	August 25, 2016, subject to postponement for non-index business days and certain market disruption events.
Leverage factor:	155%
Trigger value:	50% of the initial index value
CUSIP:	17317U683
ISIN:	US17317U6837
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.
Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)(2)	Proceeds to issuer(3)
Per Trigger PLUS	$10.00	$0.35	$9.65
Total	$34,885,000	$1,220,975	$33,664,025
(1) The actual public offering price, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Trigger PLUS purchased by that investor. The lowest price payable by an investor is $9.90 per Trigger PLUS. You should refer to “Fact Sheet—Fees and selling concessions” and “Syndicate Information” in the related offering summary for more information.
(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Trigger PLUS, will receive an underwriting fee of up to $0.35 for each $10 Trigger PLUS sold in this offering.   The actual per Trigger PLUS underwriting fee will be equal to the selling concession provided to selected dealers, as described in the next sentence.  Citigroup Global Markets Inc. will pay selected dealers affiliated with Citigroup Global Markets Inc., including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $0.35 for each $10 Trigger PLUS they sell, while selected dealers not affiliated with Citigroup Global Markets Inc. will receive a variable selling concession of up to $0.35 for each $10 Trigger PLUS they sell.  The total underwriting fee shown above gives affect to the actual amount of this variable selling concession.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Trigger PLUS declines. See “Fact Sheet—Fees and selling concessions” in the related offering summary.
(3) The per Trigger PLUS proceeds to Citigroup Funding indicated above represent the minimum per Trigger PLUS proceeds to Citigroup Funding for any Trigger PLUS, assuming the maximum per Trigger PLUS underwriting fee of $0.35.  As noted in footnote (2), the underwriting fee is variable.  The actual total proceeds to Citigroup Funding shown above gives effect to the actual amount of this variable underwriting fee.

You should read this document together with the offering summary describing the offering and the PLUS product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Offering Summary filed on August 17, 2011:
http://www.sec.gov/Archives/edgar/data/1318281/000095010311003411/dp25830_fwp-mtdgg00.htm
PLUS Product Supplement filed on May 16, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000119312511141342/d424b2.htm
Prospectus and Prospectus Supplement filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

The Trigger PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

 “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the Trigger PLUS.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a PLUS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the PLUS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the PLUS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.